Filed by FairPoint Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: FairPoint Communications, Inc.
Commission File No. 001-32408

This filing relates to the Agreement and Plan of Merger, dated as of January 15, 2007 (the “Merger Agreement”), by and among FairPoint Communications, Inc. (the “Company”), Verizon Communications Inc. (“Verizon”) and Northern New England Spinco Inc. (“Spinco”), pursuant to which, subject to certain conditions, the Company and Spinco will merge, with the Company as the surviving entity (the “Merger”).

Important Information About the Merger

The Company intends to file a registration statement, including a proxy statement, and other materials with the Securities and Exchange Commission (“SEC”) in connection with the Merger.  The Company urges investors to read the documents when they become available because they will contain important information.  Investors will be able to obtain free copies of the registration  statement and proxy statement, as well as other filed documents containing information about the Company and the Merger, at www.sec.gov, the SEC’s website.  Investors may also obtain free copies of these documents and the Company’s SEC filings at www.fairpoint.com under the Investor Relations section, or by written request to FairPoint Communications, Inc., 521 E. Morehead Street, Suite 250, Charlotte, NC 28202, Attention: Investor Relations.

The Company, Verizon and the Company’s directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies from the Company’s stockholders with respect to the Merger and related transactions.  Information about the Company’s directors and executive officers is available in the Company’s proxy statement for its 2006 annual meeting of stockholders held on April 24, 2006.  Additional information regarding the interests of potential participants will be included in the registration statement and proxy statement and other materials to be filed by the Company with the SEC.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

Forward Looking Statements

This filing and the attached material may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), including without limitation, statements containing the words “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions and statements related to potential cost savings and synergies expected to be realized in the Merger. Because these forward-looking statements involve known and unknown risks and uncertainties, there are important factors that could cause actual results, events or developments to differ materially from those expressed or implied by these forward-looking statements. Such factors include those risks described from time to time in the Company’s filings with the SEC, including, without limitation, the risks described in the Company’s most recent Annual Report on Form 10-K on file with the SEC. These factors should be considered carefully and you are cautioned not to place undue reliance on such forward-looking statements. All information is current as of the date of this filing, and the Company undertakes no duty to update this information.

Attached as Annexes 1 and 2 hereto is material discussing the Merger which will be posted on our website beginning on March 20, 2007.  The material attached as Annexes 3, 4 and 5 hereto will be distributed in connection with certain presentations by the Company regarding the Merger, which presentations will commence on March 21, 2007.  The material attached as Annexes 1 through 5 hereto may be deemed soliciting material in connection with the meeting of the Company’s stockholders to be held pursuant to the Merger Agreement and a prospectus in connection with the issuance of common stock of the Company to stockholders of Spinco in the Merger.

Annex 1

Welcome to FairPoint

Thank you for your interest in FairPoint Communications!  Whether you are a current or a prospective customer with a question about the services we provide or someone interested in learning more about what it is like to work for a great company, I hope you find our website to be informative and easy to navigate.

Through this forum, we intend to keep you all up to date on the latest information regarding our agreement with Verizon to merge their landlines and related businesses in Maine, New Hampshire and Vermont into ours.  So, please check back often.

We believe the benefits of this transaction with Verizon are clear, and that customers in all three states will benefit from expanded access to broadband, our focus on providing locally managed service, our emphasis on providing an exceptional customer experience, and our investment in the region.  We are committed to maintaining every current job, and hiring approximately 600 new positions throughout the three states.

This transaction will also create a solid capital position for our company to serve our customers.  A strong balance sheet, coupled with improved access to financial markets, will provide significant financial flexibility for ongoing capital investment, the introduction of innovative services, and potential future growth in services for the region.

As we continue to introduce ourselves to the people of Northern New England, we look forward to an ongoing dialog.  Our Frequently Asked Questions <link> page provides commonly requested information and will continue to be updated. If you cannot find the answer to your particular question or would like to make a general comment, please get in touch with us at questions@fairpoint.com.

On behalf of the entire FairPoint team, I want to thank you again for your interest in our company.  We look forward to working with you to strengthen communities through communications!

Sincerely,

Gene Johnson
CEO

Annex 2

Website Frequently Asked Questions

1.              Who is FairPoint?

2.              What are the basics of the proposed transaction with Verizon?

3.              What does this mean for the employees of Verizon?

4.              How will this transaction impact customers?

5.              What is the process for finalizing the proposed transaction with Verizon?

6.              How will FairPoint meet the challenge of providing telephone and related services throughout all of northern New England?

7.              What are FairPoint’s plans for investment to maintain and improve communications services in northern New England?

8.              What new technologies or services can customers expect?

9.              Will FairPoint provide me with access to a faster internet connection?

10.       Can FairPoint expand broadband service when other companies have not always been able to meet public expectations in the northern New England region?

11.       Can you explain the difference between an internet connection using cable lines versus one over telephone lines?

12.       Will FairPoint continue with the project that Verizon has started to bring its FiOS product to northern New England?

13.       Will I notice any changes in service or will I have to do anything differently after the transaction closes?

14.       What is FairPoint’s customer service record in New England?

15.       As a customer, how can I be sure that services will improve?

16.       How can I find out more about job opportunities with FairPoint?

17.       Is FairPoint a company that will be in northern New England for the long term?

18.       Will service be impacted because of changes to the number of companies competing to provide communications in the northern New England market?

19.       What can I do if I have concerns about how the proposed transaction will impact me?

20.       How can a company the size of FairPoint take on so much debt to pay for the merger and still meet its commitments to its employees and its broadband infrastructure enhancements?

21.       Has FairPoint Communications, Inc. ever filed for bankruptcy?

22.       Will FairPoint meet the commitments that Verizon has made in each state and commit to ongoing participation in state initiatives?

23.       How does this transaction serve the public interest?

Question:

Who is FairPoint?

Answer:

•                  FairPoint is a leading provider of communications services to communities across the United States, including existing operations in Maine, New Hampshire and Vermont.  Incorporated in 1991, the company operates telecommunications companies that set the standard of excellence for the delivery of service to rural and small urban communities.

•                  Today, FairPoint owns and operates 31 local exchange companies located in 18 states.  The company offers an array of services, including local and long distance voice, data, Internet and broadband.

•                  FairPoint is a leader in broadband deployment, with broadband service available to an industry-leading 92% of its customers nationwide.

•                  FairPoint’s management team has extensive experience and a long track record of successfully acquiring, integrating, owning, and operating local telecommunications companies and growing its consolidated operations.

Question:

What are the basics of the proposed transaction with Verizon?

Answer:

•                  The northern New England operations of Verizon’s wireline business will merge with and into FairPoint, with the combined company operating as FairPoint.

•                  The $2.7 billion transaction will add approximately 3,000 employees to the FairPoint family.

•                  The transaction combines the personnel, local exchange assets and associated wireline business activities of Verizon in Maine, Vermont and New Hampshire with FairPoint.   It includes approximately 1,507,000 access line customers, approximately 247,000

DSL customers, and approximately 712,000 long distance customers (as of December 31, 2006).

•                  The transaction is targeted to be completed within 12 months from January 15, 2007.  It requires approval from FairPoint stockholders, certain state and federal regulatory approvals, and satisfaction of other customary closing conditions.

•                  As a result of the merger, Verizon shareholders will own approximately 60% of the total FairPoint shares, and existing FairPoint shareholders will own approximately 40% of the total FairPoint shares.  After the merger, Verizon will have no ownership in the combined company.

Question:

What does this mean for the employees of Verizon?

Answer:

•                  From FairPoint’s experience with our approximately 200 dedicated employees in the region, we know the people of northern New England are dedicated and hard-working.  We value and need the experience of every single Verizon employee, and realize that these employees are critical to the success of this transaction.

•                  We will welcome the approximately 3,000 Verizon current employees in the region into the FairPoint family. All employees can expect to maintain their pay, benefits and pensions.

Question:

How will this transaction impact customers?

Answer:

•                  This announcement is good news for Verizon’s customers in Maine, Vermont and New Hampshire, as well as for FairPoint’s current customers.

•                  FairPoint is committed to providing broadband access to rural and small urban customers and, within twelve months after closing, we will take steps to significantly increase broadband availability in the new northern New England service areas.

•                  FairPoint’s current customers across the country, including those in northern New England, have a significantly higher level of broadband availability than do most other phone company customers.

•                  We will also be making substantial investments to build local service centers and will be hiring employees to increase our local operational presence and responsiveness to customer needs.

•                  We have built FairPoint around serving customers in rural America.  Our dedication to these areas of the country will continue; but, going forward, our mission will also include providing high-quality service to customers in small urban areas like those in northern New England.

Question:

What is the process for finalizing the proposed transaction with Verizon?

Answer:

•                  FairPoint and Verizon have filed joint applications in Maine, Vermont and New Hampshire, each of which will need to be approved by the state’s Public Utilities Commission/Public Service Board.  We have also applied for and are seeking approval from the Federal Communications Commission.  The transaction is targeted to be completed within about 12 months from January 15, 2007.

Question:

How will FairPoint meet the challenge of providing telephone and related services throughout all of northern New England?

Answer:

FairPoint is one of the largest rural telephone providers in the U.S.  After the completion of the transaction to acquire Verizon’s northern New England access lines, we will become the 8th largest telephone company in the United States (based on number of access lines).  FairPoint currently operates 31 telephone companies in 18 states.

Our focus and specialized expertise in rural areas combined with the excellent personnel and assets from Verizon’s long-standing service in the region will result in a smooth transition and outstanding service for our customers.  The approximately 3,000 Verizon employees currently providing operational services today will continue to provide such service following the merger, with no impact expected on the customers.

Question:

What are FairPoint’s plans for investment to maintain and improve communications services in northern New England?

Answer:

FairPoint will be a strong and focused presence in northern New England.  In addition to the ongoing improvements to our South China, Maine east coast call center, we will open and operate three new in-region service centers:

•                  A Network Operations Center,

•                  An Information Systems Center, and

•                  An Administrative Center.

Subsequent to the merger, we expect to add approximately 600 new positions as a result of opening these new centers.   FairPoint plans to invest approximately $200 million on critical infrastructure, including $95 to $110 million before the transaction closes to accelerate the transition and to ensure excellent customer service for residential and business customers.

Question:

What new technologies or services can customers expect?

Answer:

FairPoint plans to increase broadband availability and enhance high-speed data services.  We are committed to maintaining and improving the state-of-the art network infrastructure in all three states.  As new technologies and services are developed, FairPoint will work to ensure that northern New England benefits from them.

Question:

Will FairPoint provide me with access to a faster internet connection?

Answer:

•                  Broadband internet connections provide greater speed and bandwidth than dial-up connections.  FairPoint plans to increase overall broadband availability significantly from current levels in the northern New England region within the first 12 months after the completion of the merger.  FairPoint has already achieved an industry-leading broadband availability of approximately 92% in its existing rural service areas, and 92% or better in its service territories in the three states of Maine, Vermont and New Hampshire.  Providing widely available broadband services to rural and small urban areas is a core part of our business strategy.

Question:

Can FairPoint expand broadband service when other companies have not always been able to meet public expectations in the northern New England region?

Answer:

•                  FairPoint’s focus since its inception has been to provide advanced communications services to very rural regions of the country.  It is what we do.  FairPoint operates in small urban and rural markets and we have the experience, expertise and desire to provide industry leading service to these areas.

•                  To date, we have been successful in making broadband available to approximately 92% in our existing rural service areas, and 92% or better in the three states of Maine, Vermont and New Hampshire — providing greater levels of broadband availability than most telephone companies. Verizon currently makes broadband available to approximately 62% of its customers in the three-state region.

•                  There is more than one technology solution for providing broadband access, and FairPoint will evaluate all of the various options to provide expanded broadband service economically.

•                  Most importantly, northern New England will be a focus for FairPoint’s investment dollars and, after the merger, FairPoint will have the financial strength and liquidity to make the planned investments in broadband.

•                  The biggest financial challenge in providing universal broadband availability is serving the most geographically remote population of any given region.  How states partner with service providers and establish incentives, if it is their desire to provide their citizens with universal broadband access, is an important public policy discussion that FairPoint looks forward to having with leaders of the northern New England states.

Question:

Can you explain the difference between an internet connection using cable lines versus one over telephone lines?

Answer:

Both cable modem and DSL services provide improved connection speeds over dial-up internet service.  Typically, many homes in a given area share the same cable lines for receiving high-speed internet service.  As a result, if numerous homes using cable modem service in a community are online at the same time, the connection speeds and available bandwidth for each home can be diminished.  The DSL service provided by telephone companies such as FairPoint is not a shared service.   So, a telephone customer using DSL for high-speed internet service should maintain a consistent level of connection speed and bandwidth while online, regardless of how many of their neighbors are also online at the same time.  Current technology enables DSL to provide very high speed data and video services over existing telephone lines.

Question:

Will FairPoint continue with the project that Verizon has started to bring its FiOS product to northern New England?

Answer:

No definitive decisions have been made regarding the use of any particular technology in any particular place in the three-state region.  However, FairPoint plans to make the best use of the infrastructure it is purchasing from Verizon.

In any event, FiOS is a proprietary product of Verizon that FairPoint is not purchasing as a result of the proposed transaction.  However, the extensive fiber network which Verizon deployed in Southeast New Hampshire will come with the transaction and FairPoint will quickly determine how to optimize such fiber with a video offering.

Question:

Will I notice any changes in service or will I have to do anything differently after the transaction closes?

Answer:

The only changes that you will notice during the transition are that the name and customer service contact information on your bill will be different.  FairPoint will take care of everything else, ensuring that you will not be inconvenienced.

Maintaining and improving customer service is the highest priority for FairPoint.  We will be cooperating with Verizon to ensure a seamless transition and have also hired industry-leading technical experts to assist us in planning and execution of the transition.

Question:

What is FairPoint’s customer service record in New England?

Answer:

In a recent customer survey, we learned that a majority of those surveyed are very pleased with the service they receive from FairPoint.  We expect that this merger will benefit the customers of the combined company and improve the already high-level of services they receive.

When FairPoint does experience problems, customers can count on us to respond quickly and implement solutions.  FairPoint has taken important steps to constantly improve our customer service levels and this is an area of focus for us as we expand in northern New England.

Question:

As a customer, how can I be sure that services will improve?

Answer:

In addition to our agreement with Verizon to maintain the jobs of the 3000 employees that are currently providing excellent service to customers in the region, FairPoint expects to add approximately 600 new positions for very specific, customer-focused purposes.  In addition, FairPoint is committed to:

•                  increasing broadband availability;

•                  improving customer response times;

•                  enhancing high-speed data services; and

•                  maintaining and improving the state-of-the art network infrastructure in all three states.

Furthermore, every one of FairPoint’s employees knows that the quality of our customer relationships define the success of our company.  FairPoint’s management philosophy is that our customers are best served by happy employees.  So, we make sure that our people feel valued through excellent compensation and benefits packages, and opportunities for professional advancement.  This instills pride in FairPoint, which translates into a willingness on the part of our employees to provide the very best service to our customers.

Question:

How can I find out more about job opportunities with FairPoint?

Answer:

The decisions regarding where to locate our new service centers will be made in the coming months.  FairPoint is in discussions with all three states about the process for locating and opening the centers.  We will be looking at such factors as the ability to hire and train employees.  We will need to find people to fill a variety of jobs, such as IT professionals, accountants and network engineers.  Keep your eye on this website for more information!

Question:

Is FairPoint a company that will be in northern New England for the long term?

Answer:

•                  Absolutely.  Our company is not only sound, it is growing.  FairPoint is committed to making the investments we have announced in infrastructure, broadband and human resources.

•                  FairPoint’s commitment to the region and its high regard for the region’s work force is demonstrated by our recent decision to consolidate all of our east coast customer call center operations into our existing New England customer service center in South China, Maine.  This resulted in a major expansion of the Maine facility.  The combined company will have the resources to improve and maintain highly reliable, state-of-the art network infrastructure in the three states.

Question:

Will service be impacted because of changes to the number of companies competing to provide communications in the northern New England market?

Answer:

No.  Verizon and FairPoint’s service areas do not currently overlap, so there will be no changes regarding the number of competitors.  Furthermore, healthy competition exists between cable companies and wireless providers as well as wireline phone companies.  FairPoint is very aware of the need to keep prices competitive and maintain high-quality service.  We specialize in serving rural and small urban communities through local presence and management focus.  Our emphasis on expanding broadband to underserved markets has made us a leading telecommunications provider.  The proposed merger will give us the infrastructure to provide better services and new technology at competitive prices.

Question:

What can I do if I have concerns about how the proposed transaction will impact me?

Answer:

We believe Verizon customers will be pleased with the enhanced services that FairPoint will offer and with our emphasis on excellent customer service. We will work hard to earn our new customers’ loyalty and to keep their business.  When the transaction closes, we will be standing by to answer your questions.  Feel free to share your concerns now at questions@fairpoint.com.

Question:

How can a company the size of FairPoint take on so much debt to pay for the merger and still meet its commitments to its employees and its broadband infrastructure enhancements?

Answer:

FairPoint is financing the merger with a reasonable combination of $1 billion in new equity (37%) and $1.7 billion of new debt (63%).  So much incremental cash flow comes with the merger that FairPoint’s debt leverage (measured as a multiple of cash flow) will actually improve following the closing.  We view the $1.7 billion of new debt as a very manageable amount in relation to the size of the new combined company after the merger.

Question:

Has FairPoint Communications, Inc. ever filed for bankruptcy?

Answer:

Neither FairPoint Communications, Inc. nor any predecessor company, nor any of its subsidiaries, has ever filed for bankruptcy.

Question:

Will FairPoint meet the commitments that Verizon has made in each state and commit to ongoing participation in state initiatives?

Answer:

FairPoint has examined Verizon’s existing arrangements in all three states and will assume all of those responsibilities from the first day of the merger.

Going forward, the combined company is eager to work with state policymakers and political leaders to serve customer and public interests.  We are particularly eager to work with the civic leaders and customers on initiatives to expand access to advanced services for educational, health care, civic and economic development purposes.

Question:

How does this transaction serve the public interest?

Answer:

This transaction will combine the best of two successful telephone companies to create a modern communications provider uniquely dedicated and equipped to serve northern New England.  As a result, our customers and our employees can expect multiple benefits, including:

•                  telecommunications service that is focused to meet the needs of the region;

•                  increased employment opportunities; and

•                  infrastructure and community investment programs that benefit communities and the region as a whole.

Annex 3

Eugene B. Johnson
Chairman and
Chief Executive Officer

Via Federal Express
March 7, 2007

The Honorable John B. Baldacci

Governor

State of Maine

#1 State House Station

Augusta ME 04333-0001

Dear Governor Baldacci:

I am writing you at the suggestion of Dick Davies to reassure you regarding our obligations and intentions with respect to the Verizon employees who will be joining FairPoint upon completion of the merger transaction. FairPoint needs this highly skilled workforce as a part of the team in providing tomorrow’s telecommunications service to the people of Maine. I also wanted to make sure that you were aware that FairPoint had met with a number of union representatives last month in Vermont (including a union representative from Maine) and that we are working with Verizon to arrange further meetings with employees in Maine.

A smooth transition for employees, including represented employees, was a major factor in our negotiations with Verizon. FairPoint is contractually obligated to honor Verizon’s collective bargaining agreements related to the union represented employees and to honor all of Verizon’s obligations thereunder, including wage and benefit obligations. Pensions will be fully funded. Verizon will transfer pension assets to a new FairPoint pension plan to fund fully as of the closing the pensions of transferring employees. Verizon employees retiring prior to the closing will remain under Verizon’s pension plan and will see no impact from the merger.

FairPoint is prepared to meet its legal obligations to bargain in good faith with the unions at the time the labor contract expires in August of 2008. We would like to address these issues sooner, if possible. If the unions are interested in meeting now to discuss the contingent renewal of such contract on the same general terms and conditions, FairPoint would be receptive to having such a discussion. We are prepared to meet with union representatives as often as reasonably required to help the union understand how the interests of represented employees are addressed in the transaction and to become better acquainted with FairPoint and its management team.

The Honorable John Baldacci	March 7, 2007

As an example of our education efforts, I have attached copies of a handout that we will be using to address the key concerns of employees and consumers.

Since my last meeting with you, Peter Nixon (our Chief Operating Officer) and I met on February 12, 2007 in Vermont with the following union representatives: Mike O’Day, District VP, CWA Local 1400; Darlene Stone, Chief Steward CWA Local 1400; Steve Early, International Representative, CWA; Paul Bouchard, CWA District Representative; Ralph Montefusco, Staff Rep CWA; Peter McLaughlin, IBEW Business Manager; Mike Spillane, IBEW Local 2326; Carole Fitzgerald, IBEW District Representative; Cherly Ahem, President CWA Local 1400; Lisa Heisler, Steward, CWA Local 1400; Glenn Brackett, Business Manager IBEW Local 2320; and Robert Erickson, Business Agent, IBEW. The points highlighted earlier in this letter were conveyed at the meeting.

We are also working with Verizon to meet with other union leaders and are planning to coordinate meetings across the three states with various employee groups (union and nonunion). The purposes of the meetings will be to explain the merger and our plans to preserve existing jobs and provide new ones. We are anxious to be able to answer the questions that we know employees have. We sincerely believe the employees will find no meaningful reason to object to the merger after having a chance to hear from us and as they better understand the transaction.

Again, I want to thank you for your time and support. I am available to meet with you at your convenience when such a meeting would be helpful.

Best regards,

Eugene B. Johnson
Chairman and Chief Executive Officer

/nbr

cc:                                 Dick Davies
Senior Policy Advisor
Office of the Governor

Annex 4

Eugene B. Johnson
Chairman and
Chief Executive Officer

Via Federal Express

March 8, 2007

The Honorable John Lynch

Governor

State of New Hampshire

State House

25 Capitol Street

Concord, NH 03301

Dear Governor Lynch:

It was certainly a pleasure meeting again with you yesterday.  I wanted to follow up with this letter to reassure you regarding our obligations and intentions with respect to the Verizon employees who will be joining FairPoint upon completion of the merger transaction.  FairPoint needs this highly skilled workforce as a part of the team in providing tomorrow’s telecommunications service to the people of New Hampshire.  Our meeting with union representatives last month in Vermont included three union representatives from New Hampshire and, as you suggested, we are working to arrange further meetings with union officials in New Hampshire.

A smooth transition for employees, including represented employees, was a major factor in our negotiations with Verizon.  FairPoint is contractually obligated to honor Verizon’s collective bargaining agreements related to the union represented employees and to honor all of Verizon’s obligations thereunder, including wage and benefit obligations.  Pensions will be fully funded.  Verizon will transfer pension assets to a new FairPoint pension plan to fund fully as of the closing the pensions of transferring employees.  Verizon employees retiring prior to the closing will remain under Verizon’s pension plan and will see no impact from the merger.

FairPoint is prepared to meet its legal obligations to bargain in good faith with the unions at the time the labor contract expires in August of 2008.  We would like to address these issues sooner, if possible.  If the unions are interested in meeting now to discuss the contingent renewal of such contract on the same general terms and conditions, FairPoint would be receptive to having such a discussion.  We are prepared to meet with union representatives as often as reasonably required to help the union understand how the

The Honorable John lynch	March 8, 2007

interests of represented employees are addressed in the transaction and to become better acquainted with FairPoint and its management team.

As an example of our education efforts, I have attached copies of a handout that we will be using to address the key concerns of employees and consumers.

As a follow up to our discussion yesterday, I thought you might be interested in knowing we met with the following union representatives last month in Vermont with the first three names being those from New Hampshire: Cherly Ahern, President CWA Local 1400; Glenn Brackett, Business Manager IBEW Local 2320; Robert Erickson, Business Agent, IBEW; Mike O’Day, District VP, CWA Local 1400; Darlene Stone, Chief Steward CWA Local 1400; Steve Early, International Representative, CWA; Paul Bouchard, CWA District Representative; Ralph Montefusco, Staff Rep CWA; Peter McLaughlin, IBEW Business Manager; Mike Spillane, IBEW Local 2326; Carole Fitzgerald, IBEW District Representative; and Lisa Heisler, Steward, CWA Local 1400. The points highlighted earlier in this letter were conveyed at the meeting.

We are also working with Verizon to meet with other union leaders and are planning to coordinate meetings across the three states with various employee groups (union and non-union).  The purposes of the meetings will be to explain the merger and our plans to preserve existing jobs and provide new ones.  We are anxious to be able to answer the questions that we know employees have.  We sincerely believe the employees will find no meaningful reason to object to the merger after having a chance to hear from us and as they better understand the transaction.

Again, I want to thank you for your time and support.  I am always available to meet with you at your convenience when such a meeting would be helpful.

Best regards,

Eugene B. Johnson

Chairman and Chief Executive Officer

/nbrs

Encl.

Annex 5

Eugene B. Johnson
Chairman and
Chief Executive Officer

Via Federal Express
March 8, 2007

The Honorable James Douglas

Governor

109 State Street, Pavilion

Montpelier, VT 05609-0101

Dear Governor Douglas:

I wanted to thank you again for meeting with me in January right after we announced the proposed transaction with Verizon. I also wanted you to know I received a request from Governor Baldacci’s office in Maine for a letter assuring him of our obligations and intentions with respect to the Verizon employees who will be joining FairPoint on completion of the merger. I have attached a copy of such letter as I thought you would also appreciate hearing again about our commitments to the Verizon employees.

I have also attached copies of a handout we will be using to address the key concerns of both employees and consumers. In summary, you will see that we continue to state no jobs will be eliminated, nor will any benefits be reduced as a result of the merger. Finally, I wanted you to know we will be coordinating meetings with Verizon to introduce FairPoint to union and non-union employees across all three states.

Again, I want to thank you for your support and remain available to meet with you at any time you think such a meeting could be helpful.

Best Regards,

Eugene B. Johnson,

Chairman and Chief Executive Officer

/nbr

Encl.

highlights of FairPoint / Verizon transaction

Strengthening Communities through Communications

FairPoint Communications has a proven record of growth since our first acquisition in 1993. We focus on privately and publicly owned local exchange carriers, as well as properties sold by the regional Bell operating companies.

1. **Jobs and employees are important to FairPoint: So are the Unions**
   - All existing union and non-union employees will continue with the business after the transaction closes.
   - FairPoint will honor the union contracts. We will continue the same compensation, benefits and pension plan.
   - FairPoint intends to work collaboratively with the unions on new collective bargaining agreements when they are due to be negotiated in 2008.
   - Pension plan comes fully funded from Verizon.

2. **FairPoint will need 600 more employees**
   - 600 new jobs will be brought to the three-state region by FairPoint.
   - Back office functions such as accounting and administration currently performed by Verizon outside of region will be moved into the three states.
   - The 600 new jobs are expected to be spread over all three states.
   - New facilities will include an Administration Center, Network Operations Center and IS/IT Center.

3. **Northern New England needs Broadband: FairPoint will provide it**
   - Over 12 months following merger, FairPoint will substantially increase broadband.
   - 92% of FairPoint's current customers in the region have access to FairPoint broadband.
   - 62% of Verizon's current customers in region have access to a Verizon broadband product.
   - FairPoint will use combination of fiber and DSL technology to expand service.
   - Technology will accommodate high speeds and video products.
   - The price of DSL service will not increase for current Verizon customers as a result of the merger.

4. **FairPoint will work to keep customers happy**
   - Customers will receive a more localized service with more options on bundles and pricing.
   - Wholesale customers (CATV and CLECs) will continue to receive similar services at similar prices.
   - FairPoint will honor all customer contracts currently in place.

FairPoint Communications, Inc.

521 East Morehead Street
Suite 250
Charlotte, NC 28202
Phone 704 344 8150
www.fairpoint.com

2-26-07

©FairPoint Communications, Inc.